Exhibit 99.1

China Jo-Jo Drugstores Announces Changes to Board of Directors

HANGZHOU, China, May 31, 2024]/PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced that Ms. Pingfan Wu has resigned from her position as a member of the board of directors (the “Board”) due to personal reasons, effective on May 31, 2024. The resignation of Ms. Wu did not result from any disagreement with the Company on any matter relating to the Company’s business operations, financial reporting or controls, policies or practices.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

For more information, please contact:

Company Contact:

Frank Zhao
Chief Financial Officer
+86-571-88077108
frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC

+1- 646-932-7242

investors@ascent-ir.com